UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 15, 2020

Tilray, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-38594	82-4310622
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1100 Maughan Rd., Nanaimo, BC, Canada	V9X 1J2
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (844) 845-7291

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class 2 Common Stock, $0.0001 par value per share	TLRY	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definition Agreement.

Arrangement Agreement

On December 15, 2020, Tilray, Inc., a Delaware corporation (“Tilray”), and Aphria Inc., a corporation existing under the laws of the Province of Ontario (“Aphria”), entered into an Arrangement Agreement (the “Arrangement Agreement”), pursuant to which Tilray will acquire all of the issued and outstanding common shares of Aphria (the “Aphria Shares”) pursuant to a plan of arrangement (the “Plan of Arrangement”) under the Business Corporations Act (Ontario) (the “Arrangement”).

Consideration

Subject to the terms and conditions set forth in the Arrangement Agreement and the Plan of Arrangement, each Aphria Share outstanding immediately prior to the effective time of the Arrangement (the “Effective Time”) (other than the shares held by Aphria dissenting shareholders) shall be transferred to Tilray in exchange for 0.8381 of a share (the “Exchange Ratio”) of Tilray Class 2 common stock, par value $0.0001 per share (the “Tilray Common Stock”). The Arrangement is intended to qualify as a reorganization for U.S. federal income tax purposes.

At the Effective Time, (i) all Aphria equity awards granted under Aphria’s equity compensation plans that are outstanding as of the Effective Time will be exchanged into a corresponding award with respect to Tilray Common Stock, with the number of shares underlying such award (and the exercise price of such award, in the case of options) adjusted based on the Exchange Ratio, (ii) each of the warrants to acquire Aphria Shares issued in 2016 will be exchanged into warrants to acquire Tilray Common Stock after adjustments to reflect the Arrangement and to account for the Exchange Ratio, and (iii) all remaining warrants to acquire Aphria Shares will remain outstanding and will be exercisable, in accordance with the terms, for Tilray Common Stock, after adjustments to reflect the Arrangement and to account for the Exchange Ratio.

Governance

The Arrangement Agreement provides that Tilray will increase the number of directors that comprise the Tilray board of directors (the “Tilray Board”) at the Effective Time to nine directors. The members of Tilray Board will be comprised of (i) the seven existing Aphria board members, (ii) the chief executive officer of Tilray, and (iii) one remaining director to be designated by the Tilray Board, provided that no less than two-thirds of the Tilray Board will be either Canadian citizens or permanent residents of Canada. The chief executive officer of Aphria will become the chief executive officer of Tilray at the Effective Time.

Conditions to the Arrangement

The obligations of the Tilray and Aphria to consummate the Arrangement are subject to customary conditions, including, but not limited to, (a) obtaining the required approvals of Tilray’s and Aphria’s shareholders, (b) obtaining an interim order and final order (the “Final Order”) from the Ontario Superior Court of Justice approving the Arrangement, (c) the absence of any injunction or similar restraint prohibiting or making illegal the consummation of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement, (d) the required regulatory approvals having been obtained, (e) no material adverse effect having occurred, (f) subject to certain materiality exceptions, the accuracy of the representations and warranties of each party and (g) the performance in all material respects by each party of its obligations under the Arrangement Agreement.

Certain Other Terms of the Arrangement Agreement

The Arrangement Agreement includes customary representations, warranties and covenants of Tilray and Aphria and each party has agreed to customary covenants, including, among others, covenants relating to (1) the conduct of its business during the interim period between execution of the Arrangement Agreement and the Effective Time and (2) non-solicitation obligations in connection with alternative acquisition proposals (however, under certain circumstances, a party may change its recommendation to its stockholders in response to a superior proposal or accept such a superior proposal if such party’s board of directors, among other things, determines in good faith that the failure to take such action would be inconsistent with the directors’ fiduciary duties).

The Arrangement Agreement contains certain termination rights for each of Tilray and Aphria, including in the event that (i) the Arrangement has not occurred on or before July 31, 2020 (the “Outside Date”), which Outside Date may be extended for up to 60 days in the event that the regulatory closing conditions have not been satisfied or the Final Order has not been obtained, (ii) the approval of (a) the resolution approving the Arrangement (the “Arrangement Resolution”) by Aphria’s shareholders or (b)(1) adoption of the revised organizational documents, (2) the amended Tilray omnibus plan and (3) the issuance of the consideration shares (collectively, the “Titan Resolutions”) by Tilray’s shareholders, in each case as applicable, is not obtained at the respective shareholder meetings or (iii) if any restraint having the effect of preventing the consummation of the Arrangement shall have become final and nonappealable. In addition, Tilray and Aphria can each terminate the Arrangement Agreement prior to the shareholder meeting of the other party if, among other things, the other party’s board of directors has changed its recommendation that its shareholders approve the Arrangement Resolution or Tilray Resolutions, as applicable, or has failed to make or reaffirm such recommendation in certain circumstances.

The Arrangement Agreement provides further that a termination fee will be payable by Tilray or Aphria, as the case may be, upon termination of the Arrangement Agreement under specified circumstances, including: (i) a change in the recommendation of the board of directors of the other party or a material breach by the other party of the non-solicitation covenants; (ii) the other party’s pursuit of a superior proposal; or (iii) a termination of the Arrangement Agreement by Tilray or Aphria, as applicable, because of (a) a failure of the shareholders of the other party to adopt the Arrangement Resolution or Tilray Resolutions, as applicable, at the respective shareholder meetings or (b) a willful breach by the other party of its representations and warranties or covenants under the Arrangement Agreement, in each case set forth in this clause (iii) at a time when there was a publicly announced or publicly disclosed offer or proposal for an alternative transaction with respect to such party and such party enters into or consummates an alternative transaction within 12 months following such date of termination.

In the event such termination fee is payable by Tilray or Aphria, Tilray will be required to pay Aphria or Aphria will be required to pay Tilray a termination fee of CD$65 million.

A copy of the Arrangement Agreement is attached as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference. The foregoing description of the Arrangement Agreement does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement. The representations, warranties and covenants set forth in the Arrangement Agreement have been made only for the purposes of the Arrangement Agreement and solely for the benefit of the parties to the Arrangement Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Arrangement Agreement instead of establishing these matters as facts, as well as by information contained in Tilray’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. In addition, such representations and warranties (1) will not survive completion of the Arrangement and cannot be the basis for any claims under the Arrangement Agreement by the other party after termination of the Arrangement Agreement and (2) were made only as of the dates specified in the Arrangement Agreement. Accordingly, the Arrangement Agreement is included with this filing only to provide investors with information regarding the terms of the Arrangement Agreement and not to provide investors with any other factual information regarding the parties or their respective businesses.

Support Agreements

Simultaneously with the execution of the Arrangement Agreement, Tilray and certain holders of Aphria Shares (the “Aphria Support Agreement Shareholders”) have entered into a voting and support agreement (the “Tilray Support Agreement”), pursuant to which the Aphria Support Agreement Shareholders agreed, among other things, to vote their Aphria Shares in favor of the adoption of the Arrangement Agreement and against any alternative proposal. The Tilray Support Agreements terminate upon the occurrence of certain events, including the termination of the Arrangement Agreement in accordance with its terms.

The foregoing description of the Tilray Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Tilray Support Agreements, which are attached as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Also simultaneously with the execution of the Arrangement Agreement, Aphria and certain holders of Tilray Common Stock (the “Tilray Support Agreement Shareholders”) have entered into a voting and support agreement (the “Aphria Support Agreement”), pursuant to which the Tilray Support Agreement Shareholders agreed, among other things, to vote their shares of Tilray Common Stock in favor of the adoption of the Arrangement Agreement and against any alternative proposal. The Aphria Support Agreements terminate upon the occurrence of certain events, including the termination of the Arrangement Agreement in accordance with its terms.

The foregoing description of the Aphria Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Aphria Support Agreements, which are attached as Exhibit 10.2 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

The information set forth under Item 1.01 of this Current Report on Form 8-K is hereby incorporated into this Item 5.02.

Conditional Resignation of Mr. Kennedy

On December 15, 2020, Brendan Kennedy, Tilray’s Chief Executive Officer, submitted an irrevocable letter of resignation and release (the “Letter of Resignation”) whereby Mr. Kennedy resigned from all positions held at Tilray (other than as a member of the Tilray Board), with such resignations to be effective upon the Effective Time. The Letter of Resignation also includes a form of release agreement to be entered into between Mr. Kennedy and Tilray as of the Effective Time, that, together with the Letter of Resignation, amends certain rights that Mr. Kennedy has in under his employment agreement in consideration for the benefits that Mr. Kennedy may receive as a result of the completion of the Arrangement, including a severance payment and full accelerated vesting of all equity awards. The Letter of Resignation will become null and void if the Arrangement Agreement terminates without the closing of the Arrangement having occurred.

The foregoing description of the Letter of Resignation does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter of Resignation, which is attached as Exhibit 5.02 to this Current Report and incorporated herein by reference.

Retention Agreements

On December 18, 2020, Tilray entered into a retention letter agreement (a “Retention Agreement”) with each of Michael Kruteck, Tilray’s Chief Financial Officer, and Jon Levin, Tilray’s Chief Operating Officer (together, the “Executives”). The Retention Agreements are part of a retention program approved by the Compensation Committee of the Tilray Board pursuant to which certain employees of Tilray, including the Executives, will receive one-time retention cash payment (the “Retention Payments”). The purpose of the Retention Payments is to ensure the retention and continued focus of certain key employees, both during the pendency of and following the Arrangement. The Retention Payments amount for Mr. Kruteck and for Mr. Levin is equivalent to one times their then current base salary, respectively, subject to applicable deductions and withholdings. Fifty percent of the Retention Payments are payable on March 31, 2021, and the remaining fifty percent of the Retention Payments are payable at the Effective Time, subject to the certain terms and conditions, including continued employment.

The foregoing description of the Retention Agreements does not purport to be complete and is qualified in its entirety by reference to the Retention Agreements, which are attached as Exhibit 10.3 to this Current Report and incorporated herein by reference.

Additional Information and Where to Find It

In connection with the proposed transaction, Aphria will file a management information circular, and Tilray will file a proxy statement on Schedule 14A containing important information about the proposed transaction and related matters. Additionally, Aphria and Tilray will file other relevant materials in connection with the proposed transaction with the applicable securities regulatory authorities. Investors and security holders of Aphria and Tilray are urged to carefully read the entire management information circular and proxy statement (including any amendments or supplements to such documents), respectively, when such documents become available before making any voting decision with respect to the proposed transaction because they will contain important information about the proposed transaction and the parties to the transaction. The Aphria management information circular and the Tilray proxy statement will be mailed to the Aphria and Tilray shareholders, respectively, as well as be accessible on the SEDAR and EDGAR profiles of the respective companies.

Investors and security holders of Tilray will be able to obtain a free copy of the proxy statement, as well as other relevant filings containing information about Tilray and the proposed transaction, including materials that will be incorporated by reference into the proxy statement, without charge, at the SEC’s website (www.sec.gov) or from Tilray by contacting Tilray’s Investor Relations at (203) 682-8253, by email at Raphael.Gross@icrinc.com, or by going to Tilray’s Investor Relations page on its website at https://ir.tilray.com/investor-relations and clicking on the link titled “Financials.”

Participants in the Solicitation

Tilray and Aphria and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of Tilray proxies in respect of the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Tilray stockholders in connection with the proposed transaction will be set forth in the Tilray proxy statement for the proposed transaction when available. Other information regarding the participants in the Tilray proxy solicitation and a description of their direct and indirect interests in the proposed transaction, by security holdings or otherwise, will be contained in such proxy statement and other relevant materials to be filed with the SEC in connection with the proposed transaction. Copies of these documents may be obtained, free of charge, from the SEC or Tilray as described in the preceding paragraph.

Notice Regarding Forward-Looking Statements

Certain information in this communication constitutes forward-looking information or forward-looking statements (together, “forward-looking statements”) under Canadian securities laws and within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbor created by such sections and other applicable laws. The forward-looking statements are expressly qualified by this cautionary statement. Any information or statements that are contained in this communication that are not statements of historical fact may be deemed to be forward-looking statements, including, but not limited to, statements in this communication with regards to: (i) statements relating to Aphria’s and Tilray’s strategic business combination and the expected terms, timing and closing of the Arrangement including, receipt of required regulatory approvals, shareholder approvals, court approvals and satisfaction of other closing customary conditions; (ii) estimates of pro-forma financial information of the combined company, including in respect of expected revenues and production of cannabis; (iii) estimates of future costs applicable to sales; (iv) estimates of future capital expenditures; (v) estimates of future cost reductions, synergies including pre-tax synergies, savings and efficiencies; (vi) statements that the combined company anticipates to have scalable medical and adult-use cannabis platforms expected to strengthen the leadership position in Canada, United States and internationally; (vii) statements that the combined company is expected to offer a diversified and branded product offering and distribution footprint, world-class cultivation, processing and manufacturing facilities; (viii) statements in respect of operational efficiencies expected to be generated as a result of the Arrangement in the amount of more than C$100 million of pre-tax annual cost synergies; (ix) expectations of future balance sheet strength and future equity; (x) that the combined company is expected to unlock significant shareholder value; and (xi) statements under the heading “Strategic and Financial Benefits” of this communication. Aphria and Tilray use words such as “forecast”, “future”, “should”, “could”, “enable”, “potential”, “contemplate”, “believe”, “anticipate”, “estimate”, “plan”, “expect”, “intend”, “may”, “project”, “will”, “would” and the negative of these terms or similar expressions to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Various assumptions were used in drawing the conclusions contained in the forward-looking statements throughout this communication. Forward-looking statements reflect current beliefs of management of Aphria and Tilray with respect to future events and are based on information currently available to each respective management including based on reasonable assumptions, estimates, internal and external analysis and opinions of management of Aphria and Tilray considering their experience, perception of trends, current conditions and expected developments as well as other factors that each respective management believes to be relevant as at the date such statements are made. Forward-looking statements involve significant known and unknown risks and uncertainties. Many factors could cause actual results, performance or achievement to be materially different from any future forward-looking statements. Factors that may cause such differences include, but are not limited to, risks assumptions and expectations described in Aphria’s and Tilray’s critical accounting policies and estimates; the adoption and impact of certain accounting pronouncements; Aphria’s and Tilray’s future financial and operating performance; the competitive and business strategies of Aphria and Tilray ; the intention to grow the business, operations and potential activities of Aphria and Tilray; the ability of Aphria and Tilray to complete the Arrangement; Aphria’s and Tilray’s ability to provide a return on investment; Aphria’s and Tilray’s ability to maintain a strong financial position and manage costs, the ability of Aphria and Tilray to maximize the utilization of their existing assets and investments and that the completion of the Arrangement is subject to the satisfaction or waiver of a number of conditions as set forth in the Arrangement Agreement. There can be no assurance as to when these conditions will be satisfied or waived, if at all, or that other events will not intervene to delay or result in the failure to complete the Arrangement. There is a risk that some or all the expected benefits of the Arrangement may fail to materialize or may not occur within the time periods anticipated by Aphria and Tilray. The challenge of coordinating previously independent businesses makes evaluating the business and future financial prospects of the combined company following the Arrangement difficult. Material risks that could cause actual results to differ from forward-looking statements also include the inherent uncertainty associated with the financial and other projections; the prompt and effective integration of the combined company; the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with Aphria’s and Tilray’s ability to obtain the approval of the proposed transaction by their shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all; the risk that a consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the outcome of any legal proceedings that may be instituted against the parties and others related to the Arrangement Agreement; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; risks relating to the value of Tilray’s common stock to be issued in connection with the transaction; the impact of competitive responses to the announcement of the transaction; and the diversion of management time on transaction-related issues.

For a more detailed discussion of risks and other factors, see the most recently filed annual information form of Aphria and the annual report filed on form 10-K of Tilray made with applicable securities regulatory authorities and available on SEDAR and EDGAR. The forward-looking statements included in this communication are made as of the date of this communication and neither Aphria nor Tilray undertake any obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1	Arrangement Agreement by and between Tilray and Aphria dated December 15, 2020

5.02	Resignation Letter and Release by and between Tilray and Brendan Kennedy dated December 15, 2020

10.1	Support Agreements by and between Tilray and Aphria Support Shareholders dated December 15, 2020

10.2	Support Agreements by and between Aphria and Tilray Support Shareholders dated December 15, 2020

10.3	Retention Agreements by and between Tilray and each of Michael Kruteck and Jon Levin dated December 18, 2020

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TILRAY, INC.

Date: December 21, 2020	By:	/s/ Brendan Kennedy
Brendan Kennedy
President and Chief Executive Officer